Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNJP/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Suzano S.A. (“Suzano” or “Company”) are hereby invited, pursuant to art. 124 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), to attend in the Annual Ordinary and Extraordinary Shareholders’ Meetings to be held cumulatively on April 27, 2021, at 16:00 (“AOEM”), exclusively in electronic form, pursuant to item I, paragraph 2 of art. 4 and paragraphs 2 and 3 of art. 21-C of CVM Instruction No. 481/09, of December 17, 2009, as amended (“ICVM 481”), to resolve on the following agenda:

1.             Ordinary General Meeting:

1.1           Examine the management accounts concerning the fiscal year ended 12/31/2020;

1.2           Examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2020, as well as review the management report for such fiscal year;

1.3           Resolve on the absorption of accumulated losses by the balance of capital reserves; and

1.4           Determine the overall annual compensation of the Company’s management, for the fiscal year of 2021

2.             Extraordinary General Meeting

2.1           Restructure the Company's Bylaws, with specific amendments to reflect the changes to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão (“B3”); and

2.2           Authorize the Company’s management to perform all necessary actions in order to implement the matters approved herein, pursuant to applicable law.

It is available to Shareholders, at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2020, accompanied by the independent auditor’s report and the Audit Board report; (b) the Management Proposal, including: (i) officers’ comments, (ii) a copy of the Company’s Bylaws, containing the proposed amendments, pursuant to art. 11, item I of ICVM 481; (iii) the detailed report of the origin and justification of the proposed amendments, including an analysis of their legal and economic effects, pursuant to art. 11, item II of ICVM 481; (iv) the information also required by Article 12 of ICVM 481 (“Management Proposal”); and (c) the Manual for Shareholder Attendance, containing instructions for participating in the AOEM and the Distance Voting Ballots templates of both meetings.

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General Instructions

Pursuant to ICVM 481, Shareholders may attend the to the AOEM through a digital platform to be made available by the Company for access on the day and time of the AOEM or through the distance voting. Guidelines and procedures applicable to both participation manners above mentioned, as well as other instructions related to the AOEM, are detailed in the Manual for the Attendance of Shareholders mentioned above, which is available at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 http://www.b3.com.br).

In order to attend the Meeting, the Shareholders must submit, to the Company, a request for access accompanied by the following documents, pursuant to article 126 of the Brazilian Corporations Law and as further detailed in the Manual for Shareholder Attendance: (i) a suitable identity document of the shareholder or their representative; (ii) proof issued by the depositary financial institution of the book entry shares or shares in custody owned by the shareholder; (iii) documents that prove the powers of the legal representative of the legal-entity shareholder or of the manager or administrator, in the case of investment funds; and (iv) power of attorney, duly regularized in accordance with the law, in the event of representation of the shareholder by proxy.

The request for access and the documents indicated above must be sent to the Company by 16:00 on April 25, 2021, by e-mail, to the address ri@suzano.com.br, with copy to ivabueno@suzano.com.br and walnerj@suzano.com.br.

Notwithstanding the possibility of attending the Meetings electronically, the Company recommends that the shareholders exercise their voting rights by means of the distance voting ballots. In this case, until April 20, 2020 (including such date), the shareholders must send their voting instructions, delivering the respective distance voting ballots: (i) to the Company’s bookkeeper; (ii) to their respective custody agents, in the case of shareholders holding shares deposited in a central depository; or (iii) directly to the Company, in accordance with the provisions set forth by ICVM 481and the procedures described in the distance voting ballot made available by the Company.

Guidance concerning the procedures for attendance and voting at the Meeting, as well as other instructions related to the Meeting, are detailed in the Manual for the Attendance of Shareholders.

Orientações acerca dos procedimentos de participação e votação na Assembleia, bem como outras instruções relativas à Assembleia estão detalhadas no Manual do Acionista.

São Paulo, March 26, 2021.

David Feffer

Chairman of the Board of Directors

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